UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM
Los Militares 4290 Piso 6,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2485
Fax: (56 2) 2425 2493
www.sqm.com

Santiago, Chile, March 04, 2014 –Sociedad Química y Minera de Chile S.A. (“SQM”) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the twelve months ended December 31, 2013 of US$467.1 million (US$1.77 per ADR), a decrease from US$649.2 million (US$2.47 per ADR) for the twelve months ended December 31, 2012. Gross Margin1 reached US$721.5 million (32.7% of revenues) for the twelve months ended December 31, 2013; a decrease compared to US$1,028.6 million (42.3% of revenues) for the twelve months ended December 31, 2012. Revenues totaled US$2,203.1 million for the twelve months ended December 31, 2013, representing a decrease compared to US$2,429.2 million reported for the twelve months ended December 31, 2012.

The Company also announced earnings for the fourth quarter of 2013, reporting net income2 of US$69.0 million (US$0.26 per ADR) compared to US$141.8 million (US$0.54 per ADR) for the fourth quarter of 2012. Gross Margin for the fourth quarter of 2013 reached US$146.3 million, a decrease compared to US$234.3 million for the fourth quarter of 2012. Revenues totaled US$492.2 million, a decrease compared to US$601.0 million for the fourth quarter of 2012.

Patricio Contesse, SQM’s Chief Executive Officer, stated, “SQM faced important commercial challenges during 2013; pricing was more difficult in the potassium chloride market when compared to 2012. Increased volumes in the potassium chloride business line helped us to partially offset these lower prices, but our margins were impacted. As we have stated before, we believe that world market demand is the most important indicator when assessing pricing and the overall future of the potash market. We remain confident that total potash demand levels in 2014 will surpass levels recorded during 2013, this could lead to a positive change in the pricing situation we have seen in recent months.”

Mr. Contesse continued, “As anticipated, and following the positive trends in recent years, we saw market demand growth in both lithium and iodine during 2013. However, new supply in excess of market growth, was added by existing competitors; this ultimately had a negative impact on our sales volumes in both business lines during 2013 when compared to 2012. As we stated in an announcement in December, during the end of 2013 iodine prices decreased in accordance with market conditions. Throughout 2014, we will continue to face challenges considering the uncertainty related to the production and sales volumes of our competitors in the iodine market, but we remain confident in our long-term position in the market as the largest producer with significant cost advantages.”

“During 2013, we worked diligently on a major expansion plan in the Salar de Atacama to increase our effective capacity of potassium chloride by the end of 2014. In the coming months, we look forward to reaping the benefits of these expansion efforts. We will continue to work on our cost-saving efforts that began during 2013.”

The CEO closed by saying “We are well-positioned to move quickly to meet any changes in market demand and market dynamics in all of the main businesses in which we sell. Rest assured, we will act on what we believe to be in the best interest for the long-term of the Company, and remain focused on maximizing margins and shareholder value. Any strategic decisions will reflect these goals.”

Segment Analysis

Specialty Plant Nutrition (“SPN”)

Revenues from the SPN business line for 2013 totaled US$687.5 million, an increase of 1.8% compared to $675.3 million for 2012.

Fourth quarter 2013 revenues reached US$154.1 million, 3.3% lower than the US$159.5 million reported in the fourth quarter of 2012.

Specialty Plant Nutrition Volumes and Revenues:

		2013	2012	2013/2012
Sodium Nitrate	Th. MT	26.2	24.4	1.8	7%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	512.6	469.3	43.3	9%
Specialty Blends	Th. MT	208.1	197.5	10.6	5%
Other specialty plant nutrients (*)	Th. MT	100.8	89.0	11.8	13%
Specialty Plant Nutrition Revenues	MUS$	687.5	675.3	12.1	2%

*Includes trading of other specialty fertilizers.

SQM S.A. 4Q13 Earnings Release	2

The SPN market experienced stable demand growth during 2013 when compared to 2012. We have not seen any curtailment of supply, and do not expect any new supply from any of the three main players, including SQM, in the market.

Our sales volumes in the specialty plant nutrition business line in 2013 increased 8.6% compared to sales volumes in 2012 In general, potassium nitrate prices are less volatile than other commodity fertilizers such as potassium chloride; we saw prices in the business line fall approximately 6% during 2013 when compared to 2012.

We feel confident in specialty plant nutrient market as food quality requirements increase, and land and fresh water scarcity impacts some of the world. The market growth will be led primarily by potassium nitrate.

Gross profit for the SPN segment accounted for approximately 21% of SQM’s consolidated gross margin for the twelve months ended December 31, 2013.

Iodine and derivatives

Revenues from sales of iodine and derivatives during 2013 were US$461.0 million, a decrease of 20.3% compared to US$578.1 million generated during 2012.

Iodine and derivatives revenues for the fourth quarter of 2013 amounted to US$102.6 million, a decrease of 20.5% compared to US$129.0 million achieved during the fourth quarter of 2012.

Iodine and Derivatives Volumes and Revenues:

		2013	2012	2013/2012
Iodine and Derivatives	Th. MT	9.3	11.0	-1.7	-15%
Iodine and Derivatives Revenues	MUS$	461.0	578.1	-117.1	-20%

Iodine market growth was approximately 2% during 2013, slightly lower than the growth rates we have seen in previous years. We believe this is related to inventory optimization from our customers. Based on our analysis, consumption continued to grow in the range of 2-4% during 2013, slightly higher than demand growth. As we have seen in recent years, demand was led primarily by x-ray contrast media and LCD and LED applications.

Our sales volumes decreased approximately 15% in 2013 when compared to 2012. Average prices for 2013 were just under US$50/kg, almost 6% less than prices reported during 2012. These price decreases were in line with market conditions and out expectations.

We are the world leader in the iodine market, with the largest capacity, the best natural resources, and a significant cost advantage. We believe that total demand will grow between 3-4% during 2014. Despite these positive signals, we believe our sales volumes could decrease during 2014 as uncertainty surrounding the production and sales volumes of our competitors continues. We have also seen pressure on pricing in recent months, as announced at the end of 2013. We expect this pressure to continue through 2014.

In the future, we will maintain our efforts to assure that world iodine needs are met, and remain attentive to all strategic options in managing our position in the iodine market; we are prepared to fight for long-term market share.

Gross profit for the Iodine and Derivatives segment accounted for approximately 36% of SQM’s consolidated gross margin for the twelve months ended December 31, 2013.

Lithium and Derivatives

SQM S.A. 4Q13 Earnings Release	3

Revenues from lithium and derivatives totaled US$196.5 million during 2013, a decrease of 11.6% compared to the US$222.2 million for 2012.

Lithium and derivatives revenues decreased 16.1% during the fourth quarter of 2013 compared to the fourth quarter of 2012. Total revenues amounted to US$48.1 million during the fourth quarter of 2013, compared to US$57.4 million in the fourth quarter of 2012.

Lithium and Derivatives Volumes and Revenues:

		2013	2012	2013/2012
Lithium and Derivatives	Th. MT	36.1	45.7	-9.6	-21%
Lithium and Derivatives Revenues	MUS$	196.5	222.2	-25.7	-12%

The lithium market continued to grow in 2013, attributed primarily to growth in the rechargeable battery. Demand growth reached 4%, while demand growth in batteries grew well over 10%.

Our sales volumes in the lithium segment decreased approximately 21% in 2013, when compared to 2012. This resulted from increased supply from various competitors. We believe our market share totaled 27% in 2013. Prices remained strong in the lithium market, and our average price in the lithium business line was almost 12% higher in 2013 than prices seen in 2012.

We believe the lithium market is positioned to grow in the short and long term resulting from the development of new technologies, as well as due to the strong growth in industrial applications. Lithium market demand should grow between 8-10% in 2014.

Gross profit for the Lithium and Derivatives segment accounted for approximately 13% of SQM’s consolidated gross margin for the twelve months ended December 31, 2013.

Potassium Chloride & Potassium Sulfate (MOP & SOP3)

Potassium chloride and potassium sulfate revenues for 2013 totaled US$606.3 million, a 0.2% increase compared to the US$605.1 million reported for 2012.

Potassium chloride and potassium sulfate revenues decreased 9.7% in the fourth quarter of 2013, reaching US$134.0 million compared to the US$148.5 million reported for the fourth quarter of 2012.

Potassium Chloride (MOP) & Potassium Sulfate (SOP)3 Volumes and Revenues:

		2013	2012	2013/2012
Potassium Chloride and Potassium Sulfate	Th. MT	1,434.9	1,209.5	225.4	19%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	606.3	605.1	1.3	0%

As anticipated, the potassium chloride market demand increased in 2013; we estimate that demand reached levels close to 53 million metric tons for MOP during 2013, an increase of about 6% when compared to 2012. The prices in the potassium chloride market have decreased as a result of the unexpected announcement made by the Russian company, Uralkali, on July 30th, 2013 that it was terminating its participation in the Belarus Potash Corporation export company.

Amidst all of the announcements and information published surrounding the potassium market in 2013, we saw our sales volumes in this business line increase over 18% compared to 2012 - this was in line with our expectations. As mentioned above, pricing for the second half of 2013 remained volatile, and we were not immune to impacts. Our average price for the potassium chloride and potassium sulfate business line 2013 was approximately 16% lower than average prices reported during 2012.

SQM S.A. 4Q13 Earnings Release	4

We continued to take advantage of our developed distribution network, and distributed potassium chloride to customers all over the world; our biggest market continued to be Brazil, which, in 2013, accounted for approximately one-third of our potassium chloride sales. Moving forward, we expect demand to grow in 2014 to above 55 million tons. Additionally, we expect our sales volumes of potassium chloride and potassium sulfate to increase over 10% when compared to sales volumes seen in 2013. As we have stated in the past, we believe that market demand is the most important indicator when evaluating the potash market, and specifically future potassium chloride prices.

Gross profit for the potassium chloride and potassium sulfate segment accounted for approximately 23% of SQM’s consolidated gross margin for the twelve months ended December 31, 2013.

Industrial Chemicals

Industrial chemicals revenues for the twelve months ended December 31, 2013 reached US$154.0 million, a 37.2% decrease compared to US$245.2 million for the twelve months ended December 31, 2012.

Revenues for the fourth quarter of 2013 totaled US$24.6 million, a decrease of 67.6% compared to US$75.9 million for the fourth quarter of 2012.

Industrial Chemicals Volumes and Revenues:

		2013	2012	2013/2012
Industrial Nitrates	Th. MT	173.5	277.7	-104.2	-38%
Boric Acid	Th. MT	2.0	1.8	0.1	6%
Industrial Chemicals Revenues	MUS$	154.0	245.2	-91.2	-37%

Industrial chemical demand for traditional applications such as detergents and glass has remained relatively stable when compared to 2012.

Average prices for industrial chemicals business line in 2013 remained virtually unchanged compared to 2012. As expected, volumes during 2013 decreased significantly compared to sales volumes reported during 2012. This is a direct result of a reduction in the sale of solar salts4, products used for alternative energy sources. This decrease in sales volumes was particularly relevant during the second half of 2013 when sales volumes in solar salts were trivial.

Sales volumes in this business line in 2014 are expected to be lower than sales volumes seen in 2013. However, we do see a peaked interest in the market, and expect sales volumes to return in 2015; these estimations are based on current negotiations. The long-term prospects in the solar salt market remain positive.

Gross profit for the Industrial Chemicals segment accounted for approximately 6% of SQM’s consolidated gross margin for the twelve months ended December 31, 2013.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$97.9 million for the twelve months ended December 31, 2013, a decrease compared to US$103.3 million for the twelve months ended December 31, 2012.

Metallic Exploration

In 2008, we resumed a systematic greenfields metal exploration program, mainly on their caliche exploitation concessions. This program has allowed us to define over 50 areas of interest that have been or continue to be explored by directly by us, or by third parties. Our direct investment in the exploration program for the past 3 years was about US$29 million, including exploration in greenfield areas, areas of interest, pre- targets and targets.

During the fourth quarter of 2013, progress was made with greenfields exploration identifying six new areas of interest. We have continued to make progress in drilling campaigns in the Fiel Rosita District.

SQM S.A. 4Q13 Earnings Release	5

In addition to the exploration work, we have been developing a program of exploration alliances with third parties on its mining property via options contracts. The agreements provide a participation mechanism involving SQM via minority share and /or royalties on sales. The objective is that over the next 5 years about 1 million hectares will continue to be explored and the investment in these exploration contracts will amount to approximately US$150 million. During the fourth quarter of 2013, a new Memorandum of Understanding" was signed, in addition to the two signed during the third quarter of 2013, which are still under negotiation with potential partners and agreements. New agreements are expected to be signed in the first quarter of 2014.

Financial Information

Capital Expenditures

During 2013, we had total capital expenditures of US$371.7 million, primarily relating to:

•	investments related to continuous improvement of nitrates-based products at Coya Sur;
•	investments related to increasing production of potassium-based products at the Salar de Atacama;
•	continued investments related to increased production capacity and efficiencies at our nitrate and iodine facilities;
•	optimization of our muriate of potassium facility at the Salar de Atacama;
•	projects to increase our logistic and personnel services efficiency; and
•	various projects designed to maintain production capacity, increased yields and reduce costs.

The increase in potassium chloride production will be either sold in the potassium chloride market or used as a raw material for products sold within the SPN business line.

For 2014, we estimate that capital expenditure will reach approximately US$150 million.

Administrative Expenses

Administrative expenses totaled US$105.2 million (4.8% of revenues) for the twelve months ended December 31, 2013, compared to US$106.4 million (4.4% of revenues) for the twelve months ended December 31, 2012.

Financial Indicators

Net Financial Expenses

Net financial expenses for the twelve months ended December 31, 2013 were US$45.9 million, compared to US$25.0 million for the twelve months ended December 31, 2012.

Income Tax Expense

During 2013, income tax expense reached US$138.5 million, representing an effective tax rate of 22.5%, compared to an income tax expense of US$216.1 million during 2012. The Chilean corporate tax rate was 20% during both periods.

Other

The EBITDA margin was approximately 38% for 2013. EBITDA margins for 2012 were approximately 46%. The Company’s EBITDA margin for the fourth quarter of 2013 was approximately 35%.

Notes:

1)	Gross Margin corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding sales and administration expenses.
2)	Net Income refers to the Comprehensive income attributable to Controlling Interests.
3)	Potassium Sulfate (SOP) is included under the Potassium Chloride & Potassium Sulfate (MOP & SOP) business line.
4)	Solar salts are a mix of 60% sodium nitrate and 40% potassium nitrate used for thermal energy storage.

SQM S.A. 4Q13 Earnings Release	6

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this press release, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien. 56-2-24252074 / kelly.obrien@sqm.com

For media inquiries, contact: Rosalia Vera / rvera@imaginaccion.cl

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

SQM S.A. 4Q13 Earnings Release	7

Balance Sheet

(US$ Millions)	As of Dec. 31	As of Dec. 31
	2013	2012

Total Current Assets	2,455.0	2,246.7
Cash and cash equivalents	476.6	324.4
Other current financial assets	460.2	316.1
Accounts receivable (1)	459.0	612.0
Inventory	955.5	896.2
Others	103.7	98.0

Total Non-current Assets	2,312.6	2,169.7
Other non-current financial assets	0.1	29.5
Investments in related companies	77.0	70.3
Property, plant and equipment	2.054.4	1.988.3
Other Non-current Assets	181.1	81.6

Total Assets	4,767.6	4,416.4

Total Current Liabilities	722.6	609.1
Short-term debt	401.4	152.8
Others	321.2	456.3

Total Long-Term Liabilities	1,612.7	1,619.9
Long-term debt	1.417.4	1.446.2
Others	195.3	173.7

Shareholders' Equity before Minority Interest	2,376.6	2,132.8

Minority Interest	55.6	54.6

Total Shareholders' Equity	2,432.2	2,187.4

Total Liabilities & Shareholders' Equity	4,767.6	4,416.4

Liquidity (2)	3.4	3.7

(1)	Accounts receivable + accounts receivable from related co.
(2)	Current assets / current liabilities

SQM S.A. 4Q13 Earnings Release	8

Income Statement

(US$ Millions)	For the 4th Quarter		For the fiscal year

	2013	2012	2013	2012

Revenues	492.2	601.0	2,203.1	2,429.2

Specialty Plant Nutrition*	154.1	159.5	687.5	675.3
Iodine and Iodine Derivatives	102.6	129.0	461.0	578.1
Lithium and Lithium Derivatives	48.1	57.4	196.5	222.2
Industrial Chemicals	24.6	75.9	154.0	245.2
Potassium Chloride & Potassium Sulfate	134.0	148.5	606.3	605.1
Other Income	28.7	30.7	97.9	103.2

Cost of Goods Sold	(288.4)	(314.9)	(1,264.9)	(1,254.6)
Depreciation and Amortization	(57.5)	(51.7)	(216.8)	(146.0)

Gross Margin	146.3	234.3	721.5	1,028.6

Administrative Expenses	(29.1)	(32.1)	(105.2)	(106.4)
Financial Expenses	(14.5)	(12.6)	(58.6)	(54.1)
Financial Income	2.9	8.8	12.7	29.1
Exchange Difference	(0.6)	(9.1)	(12.0)	(26.8)
Other	(11.4)	(2.9)	54.7	3.1

Income Before Taxes	93.5	186.5	613.1	873.5

Income Tax	(21.5)	(42.2)	(138.5)	(216.1)

Net Income before minority interest	72.1	144.4	474.6	657.4

Minority Interest	(3.1)	(2.6)	(7.5)	(8.2)

Net Income	69.0	141.8	467.1	649.2
Net Income per Share (US$)	0.26	0.54	1.77	2.47

*Includes other specialty fertilizers

SQM S.A. 4Q13 Earnings Release	9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: March 04, 2014

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

SQM S.A. 4Q13 Earnings Release	10